CUSIP No. 655107100	13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. __)*

Noble Roman’s Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

655107100
(CUSIP Number)

February 7, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

◻	Rule 13d-1(b)
☑	Rule 13d-1(c)
◻	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes in the Form of Schedule 13G).

CUSIP No. 655107100	13G

1		NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Corbel Capital Partners SBIC, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ◻
(b) ◻
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,250,000
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
2,250,000
	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	◻
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.27% (1)
12		TYPE OF REPORTING PERSON*
OO

(1)          Based on a total of 24,265,413 shares of Common Stock outstanding, which consists of 22,015,413 shares of Common Stock outstanding as of November 10, 2019 as disclosed in the Company’s Form 10-Q filed on November 14, 2019 and 2,250,000 shares of Common Stock issuable upon exercise of certain warrants issued to the Reporting Person.

CUSIP No. 655107100	13G

Item 1(a)	Name of Issuer:
Noble Roman’s Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
6612 E. 75th Street, Suite 450
Indianapolis, Indiana 46250

Item 2(a)	Name of Person Filing:

The Reporting Person is Corbel Capital Partners, SBIC, L.P. Additionally, information is included herein with respect to Corbel Capital Advisors SBIC, LLC (“Corbel Capital Advisors”), which is the general partner of the Reporting Person.  Jeffrey B. Schwartz, Jeffrey S. Serota and Michael Jones are the managing members of Corbel Capital Advisors and each hereby disclaims beneficial ownership of shares held by any of the entities named herein.

Item 2(b)	Address of Principal Business Office or, if None, Residence:
11777 San Vicente Blvd., Suite 777
Los Angeles, CA 90049

Item 2(c)	Citizenship:
Delaware, U.S.A.

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
655107100

Item 3.	If this Statement is filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is

	(a)	◻	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	◻	Bank as defined in Section 3(a) (6) of the Exchange Act;

	(c)	◻	Insurance company as defined in Section 3(a) (19) of the Exchange Act;

	(d)	◻	Investment company registered under Section 8 of the Investment Company Act;

	(e)	◻	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

	(f)	◻	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

	(g)	◻	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

	(h)	◻	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. 655107100	13G

(i)	◻	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

(j)	◻	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:  The Reporting Person holds warrants (the “Warrants”) to purchase an aggregate of 2,250,000 shares of Common Stock (the “Shares”) of the Issuer.   As the general partner of the Reporting Person, Corbel Capital Advisors may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition the Shares.  The managing members of Corbel Capital Advisors are Jeffrey B. Schwartz, Jeffrey S. Serota and Michael Jones, each of whom may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the Shares. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that each of Messrs. Schwartz, Serota and Jones or Corbel Capital Advisors is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)     Percent of Class:   9.27%, based on a total of 24,265,413 shares of Common Stock outstanding, which consists of 22,015,413 shares of Common Stock outstanding as of November 10, 2019 as disclosed in the Company’s Form 10-Q filed on November 14, 2019 and 2,250,000 shares of Common Stock issuable upon exercise of the Warrants.

(c) Number of shares as to which the Reporting Person has: See Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications.
Not Applicable

CUSIP No. 655107100	13G

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CUSIP No. 655107100	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2020

Corbel Capital Partners SBIC, L.P.
By: Corbel Capital Advisors SBIC, LLC, its General Partner

/s/ Jeffrey B. Schwartz
Name: Jeffrey B. Schwartz
Title: Managing Member

/s/ Jeffrey S. Serota
Name: Jeffrey S. Serota
Title: Managing Member

/s/ Michael H. Jones
Name: Michael H. Jones
Title: Managing Member